Exhibit 99.1

Hepsiburada’s Initial Assessment of the Recent Earthquake in Türkiye

ISTANBUL, February 15, 2023 - D-MARKET Electronic Services & Trading (d/b/a “Hepsiburada”) (NASDAQ: HEPS), a leading Turkish e-commerce platform (referred to herein as “Hepsiburada” or the “Company”), announced today its initial assessment of the impact of the earthquake on February 6, 2023 in the Republic of Türkiye, on its business and operations.

Hepsiburada would like to express its deepest condolences to the victims of the earthquake affecting ten cities located in the southeast region of the Republic of Türkiye and also, northwest region of the Syrian Arab Republic. Our sincere hopes are for the earliest possible relief and recovery of all the affected regions.

Based on an initial assessment, Hepsiburada believes none of its employees or outsourced employees have lost their lives as a result of the earthquake. Hepsiburada will continue to take every effort to provide all the relevant support needed to both its employees and outsourced employees, as may be necessary.

Hepsiburada’s physical buildings used as its Istanbul headquarters and offices, and its Gebze fulfillment center - where most of its employees are based, apart from those working remotely - are located outside of the earthquake zone and have been unaffected from the earthquake. Nine cross-dock points (i.e., parcel transfer centers) of HepsiJet (Hepsiburada’s last-mile delivery company) out of a network of 190 cross-docks, have been directly impacted and will have to be relocated at the earliest convenience. The relocation of these parcel transfer centers or their contents are estimated to cost up to USD 200,000 in 2023.

Hepsiburada’s total number of Active Merchants on the Marketplace that have their registered address in the affected ten cities are approximately 6,500 out of over 94,000 Active Merchants. Hepsiburada has advanced its payments that were due to be made to them for those sales that were already invoiced, by one week.

As expected during natural disasters, Hepsiburada has observed a temporary decline in overall customer demand on its platform, and the number of orders received during the week starting February 6th, compared to the preceding week, as well as compared to the same week of the past year. Hepsiburada believes that this decline may have been caused by the loss of traffic and demand from those ten cities affected by the earthquake and its decision to put major marketing campaigns, events and media advertising on hold out of respect for the nationwide mourning. Hepsiburada anticipates that a recovery in customer demand may occur gradually once the situation stabilizes.

Further actions taken by Hepsiburada to support the relief effort

During February 6-14, 2023, to provide the earliest possible relief to the affected areas, Hepsiburada took several actions, including but not limited to:

-	creating, on its platform, a list of aid goods to facilitate purchases by its consumers as a donation, which are then delivered by Hepsiburada’s logistics teams, to the Earthquake Solidarity Campaign of the Ministry of Trade of the Republic of Türkiye and AFAD (Disaster and Emergency Management of Türkiye). Since the earthquake, Hepsiburada has facilitated the sale and donation of 1.2 million products, which were transferred to the AFAD warehouses in the region with the use of Hepsiburada’s logistics and delivery resources, and from which Hepsiburada does not intend to generate any gross contribution. Hepsiburada has promised to donate any gain that might have occurred unintentionally from the sale thereof;

-	launching digital prepaid donation cards on the Hepsiburada platform and generating cash contribution to the name of several non-governmental rescue associations and two public bodies, which are transferred to their relevant accounts on the next day;

-	taking over the management of 3 AFAD warehouses in the region to support the logistics for donations;

-	mobilizing its distribution center in Adana as a coordination center and dispatching 12 lorries carrying aid goods to help the logistics needs of various NGOs, municipalities and public institutions; and

-	initiating a relief fund in cash and in kind equivalent to approximately TRY 10 million; and mobilizing approximately 1,500 volunteer employees to support the efforts in the region.

These actions are expected to continue in the next weeks in close coordination with the relevant rescue associations and public bodies.

Hepsiburada will communicate further details at its full year 2022 results, the exact date of which remains to be announced.

About Hepsiburada

Hepsiburada is a leading e-commerce technology platform in Türkiye, connecting approximately 50 million members with over 145 million SKUs in over 30 categories on its hybrid operating model where direct sales on 1P (retail) and over 94,000 merchants on 3P (marketplace) provide goods and services.

With its vision of leading digitalization of commerce, Hepsiburada acts as a reliable, innovative and purpose-led companion in consumers’ daily lives. Hepsiburada’s e-commerce platform provides a broad ecosystem of capabilities for merchants and consumers including: last mile delivery and fulfillment services; advertising; grocery delivery; and payment services, delivered through Hepsipay, Hepsiburada’s payment companion and BNPL solutions provider. HepsiGlobal offers selection from international merchants via its inbound arm while outbound operations aim to enable merchants in Türkiye to make cross-border sales.

Since its founding in 2000, Hepsiburada has been purpose-led, leveraging its digital capabilities to develop the role of women in the Turkish economy. Hepsiburada started the ‘Technology Empowerment for Women Entrepreneurs’ programme in 2017, which has supported approximately 38,000 female entrepreneurs throughout Türkiye reach millions of customers with their products.

Investor Relations Contact

ir@hepsiburada.com

Media Contact

corporatecommunications@hepsiburada.com

hepsiburada@brunswickgroup.com

Forward Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended and the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995, and encompasses all statements, other than statements of historical fact contained in this press release, and include but are not limited to statements regarding the potential impact of the earthquake on our employees and worksites and the duration, scope and severity of disruptions to our operations, merchants and supply chain that may result from natural disasters, including the impact of the earthquake on February 6, 2023 in Türkiye. These forward-looking statements can be identified by terminology such as “may”, “could”, “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “targets”, “likely to” and similar statements. Among other things, quotations from management in this announcement, as well as our outlook and guidance, strategic and operational plans, contain forward-looking statements.

These forward-looking statements are based on management’s current expectations. However, it is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors and circumstances that may cause Hepsiburada’s actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including conditions in the U.S. capital markets, negative global economic conditions, potential negative developments in the COVID-19 pandemic, other negative developments in Hepsiburada’s business or unfavorable legislative or regulatory developments. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements. For a discussion of additional factors that may affect the outcome of such forward looking statements, see our 2021 annual report filed with the SEC on Form 20-F (File No.001-40553), and in particular the “Risk Factors” section, as well as the other documents filed with or furnished to the SEC by the Company from time to time. Copies of these filings are available online from the SEC at www.sec.gov, or on the SEC Filings section of our Investor Relations website at https://investors.hepsiburada.com. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this press release. All forward-looking statements in this press release are based on information currently available to the Company, and the Company and its authorized representatives assume no obligation to update these forward-looking statements in light of new information or future events. Accordingly, undue reliance should not be placed upon the forward-looking statements.